NEWS RELEASE

PARAMOUNT ENERGY TRUST FILES ANNUAL INFORMATION FORM

AND FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2008

Calgary, AB – March 12, 2009 (TSX – PMT.UN) - Paramount Energy Trust (“PET”) has filed its Annual Information Form (“AIF”) for the year ended December 31, 2008 with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada, and has filed its Form 40-F (which includes the AIF as an exhibit) with the U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system in the United States. The AIF contains the statements and reports relating to reserves data and other oil and gas information as required by National Instrument 51-101 of the Canadian Securities Administrators (“NI 51-101”).

An electronic copy of the AIF may be obtained on PET’s profile at www.sedar.com and a copy of PET’s Form 40-F may be obtained on PET’s profile at www.sec.gov/edgar.shtml.  A copy of the AIF is available on PET’s website at www.paramountenergy.com/unitholder/regulatory_filings/

Paramount Energy Trust is a natural gas-focused Canadian energy trust. PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols “PMT.UN”, “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 5 Avenue SW Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor